SECI 09058317 ISSION

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For Public Use

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSSC Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 W. Big Beaver Road, Suite 2000
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Kraft 248-244-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C. CPAs and Advisors
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Highway, Suite 800 (Address) Southfield (City) MI (State) 48034-55389 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Donna M. Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSSC Brokerage Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial & Operations Principal, Controller
Title

Notary Public

ALYSIA HUBBARD
Notary Public, State of Michigan
County of Oakland
My Commission Expires Oct. 3, 2011
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

This Statement of Financial Condition, pursuant to Rule 17a-5 of the Securities and Exchange Commission as of December 31, 2008, is available for examination and copying at the principal office of the Company and at the Chicago Regional Office of the Commission.

MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

We have audited the statement of financial condition of CSSC Brokerage Services, Inc. (a wholly owned subsidiary of Consulting Services Support Corporation) as of December 31, 2008. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit. The financial statements of CSSC Brokerage Services, Inc. as of December 31, 2007 were audited by other auditors whose report dated February 23, 2008 expressed an unqualified opinion on those statements before restatement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects the financial condition of CSSC Brokerage Services, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the statement of financial condition, the Company changed its method of computing income tax expense.

MRPR Group, P.C.

Southfield, Michigan
February 25, 2009

TABLE OF CONTENTS

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents - Note 1	$ 328,059
Accounts receivable - Note 2:	
Brokers, dealers and clearing organization	87,316
Licensed affiliates	11,959
Deposit - clearing organization	25,000
Prepaid expenses and other assets	5,433
Deferred taxes - Note 3	28,000
Total assets	$ 485,767

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions due licensed affiliates	$ 94,325
State and local taxes payable - Note 3	13,667
Total liabilities	107,992
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 60,000 shares authorized, issued and outstanding	176,000
Contributed capital - Note 3	418,000
Retained earnings (deficit)	(216,225)
Total stockholder's equity	377,775
Total liabilities and stockholder's equity	$ 485,767

The accompanying notes are an integral part of the statement of financial condition

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 - Business Activities and Summary of Significant Accounting Policies

Business activities - CSSC Brokerage Services, Inc. (the "Company") was incorporated on February 28, 2001, under the laws of the State of Michigan and is a wholly owned subsidiary of Consulting Services Support Corporation (the "Parent"). The Company is a securities broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company commenced operating activities in 2007.

The Company provides brokerage services through affiliated firms under long-term agreements. The affiliated firms are located throughout the United States with a significant presence in the eastern half of the country. The Company has a diverse client base of individuals, companies and institutional investors.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers deposits in checking and savings accounts to be cash and cash equivalents. All net proceeds from brokerage activity that are held at Pershing, LLC, the clearing organization which holds the Company's customer accounts, are also invested in cash or cash equivalents by Pershing, LLC on the Company's behalf. At times the Company's cash deposits at banks and financial institutions exceeded federal insurance limits.

Financial instruments with off-balance-sheet risk - In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation. Historically, these transactions have had an immaterial impact on the Company's financial condition.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(2)(ii).

NOTE 1 - Business Activities and Summary of Significant Accounting Policies - (Continued)

Revenue recognition for securities transactions - Commissions, revenues, and expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes - The Company is included in the consolidated Federal income tax return filed by its Parent. For 2008, Federal income taxes are calculated as if the Company filed on a separate return basis. In accordance with SFAS Statement No. 109, *Accounting for Income Taxes,* and the Company's income tax sharing agreement, the amount of current tax calculated is treated as a capital transaction, i.e. capital contribution from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 2 - Accounts Receivable

The Company generally settles securities transactions within three business days in accordance with industry practice. This practice causes some transactions to execute in one period and settle in the following period. In order to properly record revenue on a trade date basis, the Company records a receivable for those trades that settle in the following period. At December 31, 2008, $32,210 of the Company's trade receivable was due from the clearing organization and $55,106 relates to other fees.

Based upon the long-term agreement with affiliated firms, the Company is entitled to reimbursement for fees and expenses incurred by the Company on behalf of licensed affiliates. The Company records a receivable from licensed affiliates in the period in which the Company initially pays the fees and expenses.

NOTE 3 - Income Taxes and Adjustments to Prior Year Financial Statements

Income taxes - The Company is included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate Federal income tax return. The Company files its own state and local tax returns with the exception of the 2008 Michigan Business Tax for which the Company will also be included in a consolidated return filed by the Parent. The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with SFAS Statement No. 109, *Accounting for Income Taxes,* are as follows:

	Current	Deferred	Total
Federal	$ 308,000	$ 2,000	$ 310,000
State	18,000		18,000
Total	$ 326,000	$ 2,000	$ 328,000

The Company is party to a tax-sharing agreement with its Parent whereby the subsidiary is not liable for any repayment to the Parent for the beneficial tax effect of filing as part of a consolidated group for Federal income tax purposes. In accordance with SFAS 109, the difference between the tax expense allocated to the Company and the payment that will not be remitted to the Parent, has been recorded as a capital contribution from the Parent.

Prior year adjustments - At December 31, 2008, management determined that the 2007 financial statements should have included a Federal income tax provision of $110,000. In addition, since the Parent and the Company have an agreement that the Company is not liable to the Parent for the beneficial tax effect of filing as part of a consolidated group for Federal income tax purposes, a $110,000 capital contribution from the Parent was recorded in the restated December 31, 2007 statement of financial condition.

Also at December 31, 2008, management recognized a deferred tax asset of $28,000 related to start-up expenses incurred in 2007 that were expensed in accordance with generally accepted accounting principles but are required to be amortized over a fifteen-year period for tax purposes. The effect of this adjustment increased beginning retained earnings by $30,000. Deferred tax expense for 2008 was $2,000.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $50,000 at December 31, 2008. The Rule further requires that the aggregate indebtedness, as defined, does not exceed fifteen times net capital at December 31, 2008.

At December 31, 2008, the Company's net capital was $315,285 which exceeded the minimum requirement by $265,285. The aggregate indebtedness was 34.25% of net capital (.34 to 1).